PRESS RELEASE

Klondex Announces Annual Meeting of Shareholders

Vancouver, BC – May 29, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") is pleased to announce that its annual meeting of shareholders of the Company (the "Meeting") will be held on Tuesday, June 17, 2014 at 10:30 a.m. (EDT) at Toronto Region Board of Trade Suite 350, 77 Adelaide St. West, Toronto, Ontario.

The shareholders of record as of May 5, 2014 will be entitled to vote on the election of directors and appointment of auditors at the Meeting, as more particularly described in the Company's management information circular dated May 9, 2014 (the "Circular"). A copy of the Circular is available under the Company's issuer profile on SEDAR and on the Company's website.

An open presentation will follow the Meeting. Interested parties unable to attend the Meeting can listen by using the conference call details provided below. The presentation slides will be made available on the homepage of the Klondex website prior to the Meeting.

Live Dial In:
Canada & USA Toll Free:	+1 800 319 4610
Toronto and International:	+1 416 915 3227
Outside of Canada & USA:	+1 604 638 5340

Conference Call Replay
Canada & USA Toll Free:	+1 800 319 6413
Outside Canada & USA:	+1 604 638 9010
Code:	3599#

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its high quality gold and silver projects. The Company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility are located ~100 miles north of Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the timing of certain events. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com